Mail Stop 4561
December 8, 2006

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

      Re:	HSBC Holdings plc
		Form 20-F for the fiscal year ended December 31, 2005
		Filed March 20, 2006
      File No. 001-14930

Dear Mr. Flint:

      As a supplement to our prior letter dated December 8, 2006, we have the following additional comments on the above-referenced document.

Form 20-F for the fiscal year ended December 31, 2005

General

1. Public media reports indicate that you have an office in Iran and that you have provided financing facilities and other banking services in and to Iran, including to entities owned by or affiliated with the Iranian government. Public media reports also indicate that you have had, and may currently have, business ties with Sudan, and
Syria. Iran, Sudan, and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to U.S. economic sanctions and export controls. Your Form 20-F contains no information regarding your activities related to, or contacts with,
Iran, Sudan, and Syria. Please describe for us in reasonable detail the nature and extent of your past, current, and anticipated activities related to, or contacts with, each of those countries, whether through subsidiaries, or other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, a description of the entities and projects to which you have provided financing. Describe direct and indirect contacts with the governments of the named countries and with individuals or entities affiliated with or controlled by those governments, and the uses made by those parties of funds received in the related transactions.
2. Please discuss the materiality of the activities or other contacts described in response to the foregoing comment, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter.
Please
also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out
stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including Illinois, Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.  Harvard University, Stanford University, the
University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, Iran, Sudan, and Syria.
Please also address in your materiality analysis the impact of your
regulatory compliance programs, such as programs designed to prevent
terrorism funding, which cover operations and contacts associated with Iran, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.
*	*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Pradip Bhaumik at (202) 551-3333, or me at
(202) 551-3490 if you have any questions regarding these comments.

Sincerely,



Donald Walker
      Sr. Assistant Chief Accountant
Douglas J. Flint
HSBC Holdings, plc
12/8/2006
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